Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, October 5, 2020

THE RIGHT HONOURABLE DAVID JOHNSTON APPOINTED AS A DIRECTOR

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announces that The Right Honourable David Johnston has been appointed as a director of Fairfax. Mr. Johnston previously served as a director of Fairfax and was required to step down from that role in 2010 on his appointment as the Governor General of Canada.

Mr. Johnston has held a number of distinguished management and leadership positions in academia and government, including acting as the 28th Governor General of Canada from 2010 to 2017. Mr. Johnston has held a number of academic positions, including as principal and vice-chancellor of McGill University for fifteen years and as the president and vice-chancellor of the University of Waterloo. Mr. Johnston has also served on numerous provincial and federal task forces and committees, acted as president of the Association of Universities and Colleges of Canada (now Universities Canada) and of the Conférence des recteurs et des principaux des universités du Québec. Mr. Johnston is a member of the Order of Canada and was promoted to companion, the Order’s highest level, in 1997. Mr. Johnston was also the first non-U.S. citizen to be elected chair of Harvard University’s board of overseers. Mr. Johnston holds degrees from Harvard, Cambridge and Queen’s. Mr. Johnston currently sits on the board of Horizon North Logistics Inc.

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:	John Varnell, Vice President, Corporate Development, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946